Filed Pursuant to Rule 424(b)(2)

Registration No. 333-161591

and Registration No. 333-162445

PROSPECTUS SUPPLEMENT

(To prospectus dated September 3, 2009)

7,614,571 Shares

Common Stock

We are selling up to 7,614,571 shares of our common stock.

Our shares trade on the Nasdaq Global Select Market under the symbol “CATY.” On October 13, 2009, the last sale price of the shares as reported on the Nasdaq Global Select Market was $9.54 per share.

Investing in the common stock involves risks that are described in the “Risk Factors ” section beginning on page S-7 of this prospectus supplement.

	Per Share	Total
Public offering price	$9.25	$70,434,782
Underwriting discount	$.5226	$3,979,375
Proceeds, before expenses, to us	$8.7274	$66,455,407

The underwriter may also purchase up to an additional 1,142,185 shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission, the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement and accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These shares of common stock will not be savings accounts, deposits or other obligations of any bank or nonbank subsidiary of ours and are not insured or guaranteed by the FDIC or any other governmental agency.

The shares will be ready for delivery on or about October 19, 2009.

BofA Merrill Lynch

The date of this prospectus supplement is October 13, 2009.

Prospectus Supplement

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the Common Stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the offering. The second part is the prospectus, which describes more general information, some of which may not apply to the offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find More Information” in the accompanying prospectus.

All references in this prospectus supplement to the “Company,” “we,” “us,” “our” or similar references mean Cathay General Bancorp and its successors, and include our consolidated subsidiaries where the context so requires. When we refer to “Cathay General Bancorp” in this prospectus supplement, we mean Cathay General Bancorp on an unconsolidated basis. When we refer to “Cathay Bank” or the “Bank” in this prospectus supplement, we mean Cathay Bank, our only bank subsidiary. When we refer to the “Common Stock” we refer to all shares of our common stock, par value $0.01, offered pursuant to this prospectus supplement.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriter or any agents, to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

Currency amounts in this prospectus supplement are stated in U.S. dollars.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.cathaygeneralbancorp.com. Except for those SEC filings incorporated by reference in this prospectus, none of the other information on our website is part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus supplement.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules and regulations:

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Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 2, 2009, as amended on March 3, 2009, including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 8, 2009;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2009 filed on May 8, 2009, and for the fiscal quarter ended June 30, 2009 filed on August 7, 2009;

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Our Current Reports on Form 8-K (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations), filed on September 9, 2009, September 23, 2009, October 9, 2009, and October 13, 2009;

•	The description of our common stock contained in the registration statement on Form 8-A filed on September 16, 1999, including any amendment or report filed to update such description; and

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The description of our preferred share purchase rights contained in the registration statement on Form 8-A filed on December 20, 2000, including any amendment or report filed to update such description.

These documents contain important information about us and our financial condition. Information contained in this prospectus supplement supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus supplement, while information that we file with the SEC after the date of this prospectus supplement that is incorporated by reference will automatically update and supersede this information.

Our filings are available on our website, www.cathaygeneralbancorp.com. Information contained in or linked to our website is not a part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Cathay General Bancorp

777 North Broadway

Los Angeles, California 90012

(213) 625-4700

FORWARD-LOOKING STATEMENTS

The statements in this prospectus supplement and the accompanying prospectus include forward-looking statements within the meaning of the applicable provisions of the Private Securities Litigation Reform Act of 1995 regarding management’s beliefs, projections, and assumptions concerning future results and events. We intend such forward-looking statements to be covered by the safe harbor provision for forward-looking statements in these provisions. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including statements about anticipated future operating and financial performance, financial position and liquidity, growth opportunities and growth rates, growth plans, acquisition and divestiture opportunities, business prospects, strategic alternatives, business strategies, financial expectations, regulatory and competitive outlook, investment and expenditure plans, financing needs and availability and other similar forecasts and statements of expectation and statements of assumptions underlying any of the foregoing. Words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “projects,” “seeks,” “shall”, “should,” “will,” “predicts,” “potential,” “continue,” and variations of these words and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by us are based on estimates, beliefs, projections, and assumptions of management and are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Such risks and uncertainties and other factors include, but are not limited to, adverse developments or conditions related to or arising from:

•	significant volatility and deterioration in the credit and financial markets; and adverse changes in general economic conditions;

•	the effects of the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act, and the Troubled Asset Relief Program (TARP) and any changes or amendments thereto;

•	deterioration in asset or credit quality;

•	the availability of capital;

•	the impact of any goodwill impairment that may be determined;

•	acquisitions of other banks, if any;

•	fluctuations in interest rates;

•	the soundness of other financial institutions;

•	expansion into new market areas;

•	earthquakes, wildfires, or other natural disasters;

•	competitive pressures;

•	changes in laws, regulations, and accounting rules, or their interpretations; any legislative, judicial, or regulatory actions and developments against us; and

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general economic or business conditions in California and other regions where the Bank has operations, including, but not limited to, adverse changes in economic conditions resulting from a prolonged economic downturn.

These and other factors are further described in Cathay General Bancorp’s Current Report on Form 8-K filed on October 13, 2009, the Company’s other reports filed with the SEC, and other filings the Company makes with the SEC from time to time. Actual results in any future period may also vary from the past results discussed or incorporated in this prospectus supplement and the accompanying prospectus. Given these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements, which speak to the date of this prospectus supplement and the accompanying prospectus. Cathay General Bancorp has no intention and undertakes no obligation to update any forward-looking statement or to publicly announce any revision of any forward-looking statement to reflect future developments or events, except as required by law.

Cathay General Bancorp’s filings with the SEC are available at the website maintained by the SEC at http://www.sec.gov, or by request directed to Cathay General Bancorp, 9650 Flair Drive, El Monte, California 91731, Attention: Investor Relations (626) 279-3286.

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PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus. Because this is a summary, it does not contain all of the information that may be important to you or that you should consider before investing in the Common Stock. You should read the entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” and the documents incorporated by reference, which are described under “Where You Can Find More Information” before making an investment decision.

Cathay General Bancorp.

Cathay General Bancorp is a corporation that was organized in 1990 under the laws of the State of Delaware. We are the holding company of Cathay Bank, a California state-chartered commercial bank.

The Bank’s head office is located in the Chinatown area of Los Angeles, at 777 North Broadway, Los Angeles, California 90012. In addition, as of October 9, 2009, the Bank had branch offices in Southern California (20 branches), Northern California (11 branches), New York (eight branches), Massachusetts (one branch), Texas (two branches), Washington (three branches), Illinois (three branch locations and one drive-through location), New Jersey (one branch), Hong Kong (one branch) and a representative office in Shanghai and in Taipei. Current activities of the Shanghai and Taipei representative offices are limited to coordinating the transportation of documents to the Bank’s head office and performing liaison services.

As a commercial bank, Cathay Bank accepts checking, savings, and time deposits, and makes commercial, real estate, personal, home improvement, automobile, and other installment and term loans. From time to time, the Bank invests available funds in other interest-earning assets, such as U.S. Treasury securities, U.S. government agency securities, state and municipal securities, mortgage-backed securities, asset-backed securities, corporate bonds, and other security investments. The Bank also provides letters of credit, wire transfers, forward currency spot and forward contracts, traveler’s checks, safe deposit, night deposit, Social Security payment deposit, collection, bank-by-mail, drive-up and walk-up windows, automatic teller machines, Internet banking services, and other customary bank services.

The Bank primarily services individuals, professionals, and small to medium-sized businesses in the local markets in which its branches are located and provides commercial mortgage loans, commercial loans, Small Business Administration loans, residential mortgage loans, real estate construction loans, equity lines of credit and installment loans to individuals for automobile, household, and other consumer expenditures.

Through Cathay Wealth Management, Cathay Bank provides its customers the ability to trade stocks online and to purchase mutual funds, annuities, equities, bonds, and short-term money market instruments, through PrimeVest Financial Services. These products are not insured by the FDIC.

Cathay General Bancorp is regulated as a bank holding company by the Board of Governors of the Federal Reserve System, or Federal Reserve Board. Cathay Bank is regulated as a California commercial bank by the California Department of Financial Institutions, or DFI, and the FDIC.

Recent Developments

During the period from September 9, 2009 through September 30, 2009, pursuant to our equity distribution agreements with J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., we sold 3,490,000 shares of our common stock, par value $0.01 per share, at market prices through J.P. Morgan Securities Inc., as our sales agent. Our gross proceeds from such sales were $32,378,960.49, and the aggregate gross sales commission to J.P. Morgan Securities Inc. was approximately $647,579.19. On October 12, 2009, we terminated our equity distribution agreements with J.P. Morgan Securities Inc. and Deutsche Bank Securities, Inc.

On October 8, 2009, Cathay General Bancorp announced, in a press release, its financial results for the quarter ended September 30, 2009. The following presents an overview of those operating results:

We reported net loss for the quarter of $17.7 million, and net loss available to common shareholders of $21.8 million, or $0.43 per share. Specific significant items impacting 2009 third quarter performance are described below. These significant items are subject to the risks and uncertainties relating to our business described under “Risk Factors” in this prospectus supplement and in our Current Report on Form 8-K filed on September 9, 2009, as amended on September 23, 2009:

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Net loss attributable to common stockholders for the three months ended September 30, 2009 was $21.8 million, a $28.7 million income decrease, compared to net income attributable to common stockholders of $6.9 million for the same period a year ago. Loss per share for the three months ended September 30, 2009, was $0.43 compared to earnings of $0.14 per diluted share for the same period a year ago due primarily to increases in the provision for credit losses, lower net interest income and higher provision for OREO write-downs.

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Return on average stockholders’ equity was negative 5.58% and return on average assets was negative 0.60% for the three months ended September 30, 2009, compared to a return on average stockholders’ equity of 2.71% and a return on average assets of 0.25% for the same period of 2008.

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Net interest income before provision for credit losses decreased to $72.5 million during the third quarter of 2009, a decline of $1.1 million, or 1.5%, compared to $73.6 million during the same quarter a year ago. The decrease was due primarily to the increases in interest expense paid for securities sold under agreements to repurchase.

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The net interest margin, on a fully taxable-equivalent basis, was 2.65% for the third quarter of 2009. The net interest margin increased 16 basis points from 2.49% in the second quarter of 2009, and decreased 23 basis points from 2.88%, on a fully taxable-equivalent basis, in the third quarter of 2008. The decrease in net interest margin from the prior year primarily resulted from increases in non-accrual loans and the increase in the borrowing rate on our long term repurchase agreements and other borrowed funds. The majority of our variable rate loans contain interest rate floors, which help limit the impact of the recent decreases in the prime interest rate.

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For the third quarter of 2009, the yield on average interest-earning assets was 4.82%, on a fully taxable-equivalent basis, the cost of funds on average interest-bearing liabilities equaled 2.48%, and the cost of interest bearing deposits was 1.80%. In comparison, for the third quarter of 2008, the yield on average interest-earning assets was 5.70%, on a fully taxable-equivalent basis, cost of funds on average interest-bearing liabilities equaled 3.21%, and the cost of interest bearing deposits was 2.84%. The interest spread, defined as the difference between the yield on average interest-earning assets and the cost of funds on average interest-bearing liabilities, decreased 15 basis points to 2.34% for the third quarter ended September 30, 2009, from 2.49% for the same quarter a year ago, primarily due to the reasons discussed above.

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The cost of deposits, including demand deposits, decreased 33 basis points to 1.62% in the third quarter of 2009 compared to 1.95% in the second quarter of 2009 due primarily to growth in core deposits and decreased 89 basis points from 2.51% in the third quarter of 2008 due partly to decrease in market rates and partly to growth in core deposits.

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The provision for credit losses was $76.0 million for the third quarter of 2009 compared to $93.0 million for the second quarter of 2009 and compared to $15.8 million in the third quarter of 2008. The provision for credit losses was based on the review of the adequacy of the allowance for loan losses at

September 30, 2009. The provision for credit losses represents the charge against current earnings that is determined by management, through a credit review process, as the amount needed to establish an allowance that management believes to be sufficient to absorb credit losses inherent in the Company’s loan portfolio, including unfunded commitments.

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Total charge-offs of $58.5 million for the third quarter of 2009 included $13.1 million of charge-offs on twelve residential construction loans, $3.1 million of charge-offs on commercial property construction loans, $9.2 million of charge-offs on commercial real estate loans, $27.7 million on 25 commercial loans, $1.5 million charge-offs on residential mortgage loans, and $3.9 million of charge-offs on land loans. Net loan charge-offs increased from $56.0 million in the second quarter of 2009 to $57.0 million in the third quarter of 2009 and compared to $9.1 million in the third quarter of last year. Net loan charge-offs remained high in the third quarter as a result of the continuing weak economy.

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Non-interest income, which includes revenues from depository service fees, letters of credit commissions, securities gains (losses), gains (losses) on loan sales, wire transfer fees, and other sources of fee income, was $10.3 million for the third quarter of 2009, an increase of $18.7 million compared to the non-interest loss of $8.4 million for the third quarter of 2008. The increase in non-interest income was primarily due to net securities losses in 2008 of $15.3 million. In the third quarter of 2009, net gains on sales of agency mortgage-backed securities were $2.9 million compared to a $27.8 million other-than-temporary impairment charge on agency preferred stock which was partially offset by net gains of $12.5 million from sales of agency mortgage-backed securities in the same quarter a year ago. In the third quarter of 2009, the Company sold an aircraft owned through a leveraged lease and recorded a $3.3 million gain. Offsetting the above gains were losses of $1.3 million from interest rate swap agreements, a decrease of $1.0 million from foreign exchange and currency transaction commissions, and $328,000 from higher write-downs of venture capital investments.

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Non-interest expense increased $3.8 million, or 10.8%, to $38.8 million in the third quarter of 2009 compared to $35.0 million in the same quarter a year ago. The efficiency ratio was 46.87% in the third quarter of 2009 compared to 53.69% for the same period a year ago due to the securities losses recorded in the prior year. OREO expense increased $2.9 million to $4.1 million in the third quarter of 2009 from $1.2 million in the same quarter a year ago primarily due to higher OREO provision and expense resulting from increased OREO activities. FDIC and State assessments increased $3.2 million to $4.5 million in the third quarter of 2009 from $1.3 million in the same quarter a year ago due to a higher assessment rate. Occupancy expense increased $606,000 primarily due to increases in depreciation expense of $782,000 primarily related to our new administrative offices at 9650 Flair Drive, El Monte which opened in January 2009, which were partially offset by lower rental expense of $206,000. Professional service expense increased $284,000, or 8.3%, primarily due to increases in credit appraisal expenses, legal expenses, and collection expenses. Offsetting the above described increases were decreases of $2.0 million in salaries and employee benefits and decreases of $1.4 million expense from operations of affordable housing investments. Salaries and employee benefits decreased primarily due to a $665,000 decrease in option compensation expense, a $556,000 decrease in bonus accruals, and a $331,000 decrease in salaries. Expense from operations of affordable housing investments decreased as the result of an expense reversal of $494,000 to the prior year’s estimated losses in the third quarter of 2009 compared to additional expense adjustment of $577,000 in the same quarter a year ago.

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Total assets at September 30, 2009 were $11.7 billion, up 1.4% from the from the fourth quarter of last year, primarily due to a $211.0 million increase in securities available-for-sale and a $420.2 million increase in cash, due from banks and short-term investments offset by a $421.7 million decrease in net loans.

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Total deposits were $7.7 billion at September 30, 2009, an increase of $872.0 million, or 12.8%, from $6.8 billion at December 31, 2008, primarily due to increases of $305.7 million, or 46.4%, in money market accounts and increases of $527.2 million, or 16.3%, in time deposits of $100,000 or more offset by decreases of $160.4 million, or 9.8%, in time deposits under $100,000. Brokered deposits which are reported in time deposits under $100,000 declined $226.0 million to $746.9 million at September 30, 2009 from $972.9 million at December 31, 2008.

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At September 30, 2009, total non-accrual loans were $361.6 million, a decrease of $21.5 million, or 5.6%, from $383.1 million at June 30, 2009 and an increase of $180.4 million, or 99.6%, from $181.2 million at December 31, 2008. Total loans delinquent 30 days or more and still accruing interest decreased by 50% to $79.3 million at September 30, 2009 compared to $158.2 million at June 30, 2009.

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At September 30, 2009, total residential construction loans were $297.1 million of which $7.9 million were in the Central Valley in California and $17.7 million were in San Bernardino and Riverside counties in California. Residential construction loans of $7.9 million in the Central Valley and $8.3 million in San Bernardino and Riverside counties were on non-accrual status as of September 30, 2009. At September 30, 2009, total land loans were $200.7 million of which $28.6 million were in San Bernardino, Riverside, and Imperial counties and $2.8 million were in the Central Valley. Land loans of $2.8 million in the Central Valley and a land loan of $4.7 million in Riverside were on non-accrual status as of September 30, 2009.

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Troubled debt restructurings on accrual status totaled $59.4 million at September 30, 2009 and were comprised of 12 loans. These loans are classified as troubled debt restructurings as a result of granting a concession to borrowers. The concessions may be granted in various forms, including reduction in the stated interest rate, reduction in the loan balance or accrued interest, and extension of the maturity date. Although these loan modifications are considered Statement 15 troubled debt restructurings, the loans have performed under the restructured terms and have demonstrated sustained performance under the modified terms. The sustained performance considered by management includes the periods prior to the modification if the prior performance met or exceeded the modified terms as well as cash paid to set up interest reserves.

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At September 30, 2009, net carrying value of other real estate owned increased $25.7 million, or 42.0%, to $86.7 million from $61.0 million at December 31, 2008. At September 30, 2009, $50.6 million of OREO was located in California, $25.1 million of OREO was located in Texas, $5.0 million of OREO was located in state of Washington, $4.5 million of OREO was located in Nevada, and $1.5 million was located in all other states.

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The ratio of non-performing assets to total assets was 4.0% at September 30, 2009, compared to 2.2% at December 31, 2008, and compared to 4.2% at June 30, 2009. Total non-performing assets increased $213.0 million, or 84.6%, to $464.8 million at September 30, 2009, compared with $251.8 million at December 31, 2008, primarily due to a $180.4 million increase in non-accrual loans and a $25.7 million increase in OREO. Total non-performing assets decreased $8.9 million, or 1.9%, to $464.8 million at September 30, 2009, compared with $473.7 million at June 30, 2009, primarily due to a $21.5 million decrease in non-accrual loans offset by a $12.9 million increase in OREO.

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The allowance for loan losses was $189.4 million and the allowance for off-balance sheet unfunded credit commitments was $5.0 million at September 30, 2009, and represented the amount that the Company believes to be sufficient to absorb credit losses inherent in the Company’s loan portfolio. The allowance for credit losses, the sum of allowance for loan losses and for off-balance sheet unfunded credit commitments, was $194.4 million at September 30, 2009, compared to $129.4 million at December 31, 2008, an increase of $65.0 million, or 50.2%. The allowance for credit losses represented 2.73% of period-end gross loans and 51.4% of non-performing loans at September 30, 2009. The comparable ratios were 1.73% of period-end gross loans and 68.9% of non-performing loans at December 31, 2008.

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At September 30, 2009, the Tier 1 risk-based capital ratio of 12.63%, total risk-based capital ratio of 14.49%, and Tier 1 leverage capital ratio of 9.29%, continue to place the Company in the “well capitalized” category for regulatory purposes, which is defined as institutions with a Tier 1 risk-based capital ratio equal to or greater than 6%, a total risk-based capital ratio equal to or greater than 10%, and a Tier 1 leverage capital ratio equal to or greater than 5%. At December 31, 2008, the Company’s Tier 1 risk-based capital ratio was 12.12%, the total risk-based capital ratio was 13.94%, and Tier 1 leverage capital ratio was 9.79%.

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Net loss available to common stockholders for the first nine months of 2009 was $44.4 million, an $97.8 million, or 183%, decrease compared to net income available to common stockholders of $53.4 million for the same period a year ago. Loss per share was $0.89 compared to earnings of $1.08 per diluted share for the same period a year ago due primarily to increases in the provision for loan losses, lower net interest income and higher provision for OREO write-downs. The net interest margin for the nine months ended September 30, 2009, decreased 38 basis points to 2.61% compared to 2.99% for the same period a year ago.

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Return on average stockholders’ equity was negative 3.35% and return on average assets was negative 0.37% for the nine months ended September 30, 2009, compared to a return on average stockholders’ equity of 7.09% and a return on average assets of 0.67% for the same period of 2008. The efficiency ratio for the nine months ended September 30, 2009 was 46.66% compared to 44.00% for the same period a year ago.

THE OFFERING

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of the common stock, please refer to the section of the accompanying prospectus entitled “Description of Common Stock.”

Issuer	Cathay General Bancorp, a Delaware corporation.

Common stock offered	7,614,571 shares of common stock, par value $0.01 (the “Common Stock”).

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 1,142,185 shares of common stock within 30 days of the date of this prospectus supplement in order to cover over-allotments, if any.

Common stock outstanding(1)	53,072,150 shares of common stock as of October 9, 2009.

Use of proceeds	The net proceeds to us after estimated expenses from the sale of the common stock offered hereby will be approximately $66.0 million (or $76.0 million in the event of the exercise of the over-allotment option in full). We expect to use the net proceeds of this offering for general corporate purposes and, subject to regulatory requirements, may use some or all of the net proceeds of this offering for acquisitions (including potential acquisitions of assets and liabilities of financial institutions in FDIC-sponsored or assisted transactions to the extent possible).

Risk factors	An investment in our common stock is subject to risks. Please refer to “Risk Factors” and other information included or incorporated by reference in this prospectus supplement or the accompanying prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Market and trading symbol for the common stock	Our common stock is listed and traded on the Nasdaq Global Select Market under the symbol “CATY.”

(1)	Does not include (i) 4,207,565 shares of our common stock held as treasury shares as of September 30, 2009, (ii) up to 1,142,185 shares of our common stock that we may issue and sell upon the exercise of the underwriter’s over-allotment option, (iii) a warrant to the U.S. Treasury to purchase up to 1,846,374 shares of our common stock, (iv) 4,233,106 shares of our common stock that were issuable upon the exercise of outstanding options granted pursuant to our equity incentive plan as of September 30, 2009 and (v) 61,015 restricted stock units granted pursuant to our 2005 incentive plan that were unvested as of September 30, 2009.

RISK FACTORS

Your investment in the Common Stock will involve risks. You should carefully consider the following discussion of risks and the other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2008, as updated by our subsequently filed Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, before deciding whether an investment in the Common Stock is suitable for you. The risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.

Risks Relating to Our Business

Difficult economic and market conditions have adversely affected our industry.

Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

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We potentially face increased regulation of our industry, including changes by Congress or federal regulatory agencies to the banking and financial institutions regulatory regime and heightened legal standards and regulatory requirements or expectations imposed in connection with the Emergency Economic Stabilization Act of 2008 (the “EESA”) and the American Recovery and Reinvestment Act of 2008 (the “ARRA”). Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

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The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates which may, in turn, impact the reliability of the process.

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We may be required to pay significantly higher deposit insurance premiums to the FDIC because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

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Our banking operations are concentrated primarily in California, and secondarily in New York, Texas, Massachusetts, Washington, Illinois, New Jersey, and Hong Kong. Adverse economic conditions in these regions in particular could impair borrowers’ ability to service their loans, decrease the level and duration of deposits by customers, and erode the value of loan collateral. These conditions include the effects of the current general decline in real estate sales and prices in many markets across the United States, the current economic recession, and higher rates of unemployment. These conditions could increase the amount of our non-performing assets and have an adverse effect on our efforts to collect our non-performing loans or otherwise liquidate our non-performing assets

(including other real estate owned) on terms favorable to us, if at all, and could also cause a decline in demand for our products and services, or a lack of growth or a decrease in deposits, any of which may cause us to incur losses, adversely affect our capital, and hurt our business.

If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system. On Oct. 3, 2008, President Bush signed into law the EESA and, on February 17, 2009, President Obama signed into law the ARRA in response to the current crisis in the financial sector. The U.S. Treasury and banking regulators are implementing a number of programs under this legislation to address capital and liquidity issues in the banking system. There can be no assurance, however, as to the actual impact that the EESA or its programs and the ARRA or its programs will have on the financial markets, including with respect to the extreme levels of volatility and limited credit availability currently being experienced. The failure of these legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could have a material adverse effect on our business, financial condition, results of operations, access to credit, or the value of our securities.

We may be subject to supervisory action by bank supervisory authorities that could have a material negative effect on our business, financial condition and the value of our common stock.

Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, the DFI and the Federal Reserve Board, and separately the FDIC as insurer of the Bank’s deposits, have authority to compel or restrict certain actions if the Bank’s capital should fall below adequate capital standards as a result of operating losses, or if its regulators otherwise determine that it has insufficient capital. Among other matters, the corrective actions may include, but are not limited to, requiring the Bank to enter into informal or formal enforcement orders, including memoranda of understanding, written agreements, supervisory letters, commitment letters, and consent or cease and desist orders to take corrective action and refrain from unsafe and unsound practices; removing officers and directors and assessing civil mandatory penalties; and taking possession of and closing and liquidating the Bank.

As a result of losses we have incurred to date, we expect to become subject to some form of supervisory action that could result in us agreeing to implement plans that are intended to, among other things, increase our capital and maintain specific minimum capital ratios, reduce the amount of our non-performing loans, operate in a profitable manner, improve our credit risk management and related policies and procedures, or improve our staffing levels in certain areas. We recently adopted a three year capital and strategic plan which we submitted to our regulators that includes a projected capital raise and establishes targets for our Tier 1 risk-based capital ratio, total risk-based capital ratio, Tier 1 leverage capital ratio and tangible common risk-based ratio which are above the well-capitalized minimums. While we expect a portion of the proceeds from this offering to satisfy the capital raise initiative and our ratios currently meet or exceed the targets set forth in the plan, there can be no assurances that we will continue to be in compliance with the capital plan targets, which may result in additional regulatory scrutiny and supervisory action. In addition, we intend to consult with our regulators before paying any dividends, and, in any event, we would not expect to pay dividends of more than $.01 per share before the fourth quarter of 2010. There can be no assurance that our regulators will not object to the payment of such dividends.

If we were unable to implement the above plans in a timely manner, we could become subject to additional supervisory action, including a cease and desist order. If our banking supervisors were to take such additional supervisory action, we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, our financial condition and the value of our common stock.

U.S. and international financial markets and economic conditions could adversely affect our liquidity, results of operations, and financial condition.

Although we remain well-capitalized and have not suffered any significant liquidity issues as a result of the recent disruption in the U.S. and international financial systems, the cost and availability of funds may be adversely affected by illiquid credit markets and the demand for our products and services may decline as our borrowers and customers realize the impact of an economic slowdown and recession. In view of the concentration of our operations and the collateral securing our loan portfolio in Northern and Southern California, we may be particularly susceptible to the adverse economic conditions in the state of California. In addition, the severity and duration of these adverse conditions are unknown and may exacerbate our exposure to credit risk and adversely affect the ability of borrowers to perform under the terms of their lending arrangements with us.

We may be required to make additional provisions for loan losses and charge off additional loans in the future, which could adversely affect our results of operations.

At September 30, 2009, our allowance for loan losses totaled $189.4 million and we had charged off approximately $153.1 million, net of $2.0 million in recoveries, for the nine months ended on that date. There has been a significant slowdown in the real estate market in portions of Los Angeles, San Diego, Riverside, and San Bernardino counties and the Central Valley of California where many of our commercial real estate and construction loan customers are based. This slowdown reflects declining prices and excess inventories of homes to be sold, which has contributed to financial strain on home builders and suppliers. As of September 30, 2009, we had approximately $4.8 billion in commercial real estate and construction loans. Continuing deterioration in the real estate market generally and in the residential building segment in particular could result in additional loan charge offs and provisions for loan losses in the future, which could have a material adverse effect on our financial condition, net income and capital.

We are subject to extensive laws and regulations and supervision that could limit or restrict our activities and adversely affect our profitability.

We operate in a highly regulated industry and are subject to various laws, regulations, regulatory guidelines, and judicial and administrative decisions imposing requirements or restrictions on our operations, capitalization, payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to examination, supervision, and comprehensive regulation by various federal, state, and local authorities with regard to compliance with such laws and regulations. The cost of compliance with such laws and regulations can be substantial and adversely affect our ability to operate profitably. Also, Congress and federal regulatory agencies continually review banking laws, regulations and policies, and these laws, regulations and their interpretation and the extent of their enforcement could change at any time, and we cannot predict the effects of these changes on our business and profitability. See “Regulatory Considerations” in this prospectus supplement and the Regulation and Supervision section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The allowance for credit losses is an estimate of probable credit losses. Actual credit losses in excess of the estimate could adversely affect our net income and capital.

A significant source of risk arises from the possibility that we could sustain losses because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans and leases. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. The allowance for credit losses is based on management’s estimate of the probable losses from our credit portfolio. If actual losses exceed the estimate, the excess losses could adversely affect our net income and capital. Such excess losses could also lead to larger allowances for credit losses in future periods, which could in turn adversely affect net income and capital in those periods. If economic conditions differ substantially from the assumptions used in the estimate or adverse developments arise with respect to our credits, future losses may occur, and increases in the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of our allowance. These agencies may require us to establish additional allowances based on their judgment of the information available at the time of their examinations. No assurance can be given that we will not sustain credit losses in excess of present or future levels of the allowance for credit losses.

We may experience goodwill impairment.

If our estimates of goodwill fair value change due to changes in our businesses or other factors, we may determine that impairment charges are necessary. Estimates of fair value are determined based on a complex model using cash flows and company comparisons. If management’s estimates of future cash flows are inaccurate, the fair value determined could be inaccurate and impairment may not be recognized in a timely manner.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. Although we have not suffered liquidity issues as a result of recent events, an inability to raise funds through deposits, borrowings, the sale of loans, and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates.

Our business is subject to interest rate risk and fluctuations in interest rates could reduce our net interest income and adversely affect our business.

A substantial portion of our income is derived from the differential, or “spread”, between the interest earned on loans, investment securities and other interest-earning assets, and the interest paid on deposits, borrowings and other interest-bearing liabilities. The interest rate risk inherent in our lending, investing, and deposit taking activities is a significant market risk to us and our business. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates, events over which we have no control, may have an adverse effect on net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect our assets and liabilities. Increases in interest rates may adversely affect the ability of our floating rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in non-performing assets and net charge-offs.

Generally, the interest rates on our interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent, or on the same basis. Even assets and liabilities with similar maturities or periods of re-pricing may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset.

We seek to minimize the adverse effects of changes in interest rates by structuring our asset-liability composition to obtain the maximum spread. We use interest rate sensitivity analysis and a simulation model to assist us in estimating the optimal asset-liability composition. However, such management tools have inherent limitations that impair their effectiveness. There can be no assurance that we will be successful in minimizing the adverse effects of changes in interest rates.

We have engaged in and may continue to engage in further expansion through acquisitions, which could negatively affect our business and earnings.

We have engaged in and may continue to engage in expansion through acquisitions. There are risks associated with such expansion. These risks include, among others, incorrectly assessing the asset quality of a bank acquired in a particular transaction, encountering greater than anticipated costs in integrating acquired businesses, facing resistance from customers or employees, and being unable to profitably deploy assets acquired in the transaction. Additional country- and region-specific risks are associated with transactions outside the United States, including in China. To the extent we issue capital stock in connection with additional transactions, these transactions and related stock issuances may have a dilutive effect on earnings per share and share ownership.

Our earnings, financial condition, and prospects after a merger or acquisition depend in part on our ability to successfully integrate the operations of the acquired company. We may be unable to integrate operations successfully or to achieve expected cost savings. Any cost savings which are realized may be offset by losses in revenues or other charges to earnings.

In addition, our ability to grow may be limited if we cannot make acquisitions. We compete with other financial institutions with respect to proposed acquisitions. We cannot predict if or when we will be able to identify and attract acquisition candidates or make acquisitions on favorable terms.

We may engage in FDIC-assisted transactions, which could present additional risks to our business.

In the current economic environment, we may have opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. These acquisitions involve risks similar to acquiring existing banks even though the FDIC might provide assistance to mitigate certain risks such as sharing in exposure to loan losses and providing indemnification against certain liabilities of the failed institution. However, because these acquisitions are structured in a manner that would not allow us the time normally associated with preparing for and evaluating an acquisition, including preparing for integration of an acquired institution, we may face additional risks in FDIC-assisted transactions. These risks include, among other things, the loss of customers, strain on management resources related to collection and management of problem loans and problems related to integration of personnel and operating systems. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with FDIC-assisted transactions. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business strategy and maintain our market value and profitability.

Moreover, even if we were inclined to participate in an FDIC-assisted transaction, we can offer no assurances that the FDIC would allow us to participate or what the terms of such transaction might be or whether we would be successful in acquiring the bank or assets that we are seeking. We may be required to raise additional capital as a condition to, or as a result of, participation in an FDIC-assisted transaction. Any such transactions and related issuances of stock may have dilutive effect on earnings per share and share ownership.

Furthermore, we may face competition from other financial institutions with respect proposed FDIC-assisted transactions. To the extent that our competitors are selected to participate in FDIC-assisted transactions, our ability to identify and attract acquisition candidates and/or make acquisitions on favorable terms may be adversely affected.

Inflation and deflation may adversely affect our financial performance.

The consolidated financial statements and related financial data presented in this report have been prepared in accordance with accounting principles generally accepted in the United States. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation or deflation. The primary impact of inflation on our operations is reflected in increased operating costs. Conversely, deflation will tend to erode collateral values and diminish loan quality. Virtually all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

As we expand our business outside of California markets, we will encounter risks that could adversely affect us.

We primarily operate in California markets with a concentration of Chinese-American individuals and businesses; however, one of our strategies is to expand beyond California into other domestic markets that have concentrations of Chinese-American individuals and businesses. We currently have operations in six other states (New York, Texas, Washington, Massachusetts, Illinois, and New Jersey) and in Hong Kong. In the course of this expansion, we will encounter significant risks and uncertainties that could have a material adverse effect on our operations. These risks and uncertainties include increased expenses and operational difficulties arising from, among other things, our ability to attract sufficient business in new markets, to manage operations in noncontiguous market areas, to comply with all of the various local laws and regulations, and to anticipate events or differences in markets in which we have no current experience.

To the extent that we expand through acquisitions, such acquisitions may also adversely harm our business if we fail to adequately address the financial and operational risks associated with such acquisitions. For example, risks can include difficulties in assimilating the operations, technology, and personnel of the acquired company; diversion of management’s attention from other business concerns; inability to maintain uniform standards, controls, procedures and policies; potentially dilutive issuances of equity securities; the incurring of additional debt and contingent liabilities; use of cash resources; large write-offs; and amortization expenses related to other intangible assets with finite lives.

Our loan portfolio is largely secured by real estate, which has adversely affected and may continue to adversely affect our net income.

A downturn in our real estate markets has hurt our business because many of our loans are secured by real estate. The real estate collateral securing our borrowers’ obligations is principally located in California, and to a lesser extent, in New York, Texas, Massachusetts, Washington, Illinois, and New Jersey. The value of such collateral depends upon conditions in the relevant real estate markets. These include general or local economic conditions and neighborhood characteristics, unemployment rates, real estate tax rates, the cost of operating the properties, governmental regulations and fiscal policies, and acts of nature including earthquakes, floods, and hurricanes (which may result in uninsured losses), and other factors beyond our control. The current general decline in real estate sales and prices in many markets across the United States could reduce the value of our collateral such that we may not be able to realize an amount upon a foreclosure sale equal to the indebtedness secured by the property. Continued declines in real estate sales and prices coupled with the current economic recession and an associated increase in unemployment will result in higher than expected loan delinquencies or problem assets, a decline in demand for our products and services, or a lack of growth or a decrease in deposits, which may cause us to incur losses, adversely affect our capital, and hurt our business.

The risks inherent in construction lending may continue to affect adversely our net income. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties; substantial cost overruns in excess of original estimates and financing;

market deterioration during construction; and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because such properties have no operating history. In these loans, loan funds are advanced upon the security of the project under construction (which is of uncertain value prior to completion of construction) and the estimated operating cash flow to be generated by the completed project. There is no assurance that such properties will be sold or leased so as to generate the cash flow anticipated by the borrower. The current general decline in real estate sales and prices across the United States, the decline in demand for residential real estate, the current recession, higher rates of unemployment, and reduced availability of mortgage credit, are all factors that can adversely affect the borrowers’ ability to repay their obligations to us and the value of our security interest in collateral and thereby adversely affect our net income and financial results.

Our use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property.

We face substantial competition from larger competitors.

We face substantial competition for deposits and loans, as well as other banking services, throughout our market area from the major banks and financial institutions that dominate the commercial banking industry. This may cause our cost of funds to exceed that of our competitors. These banks and financial institutions have greater resources than us, including the ability to finance advertising campaigns and allocate their investment assets to regions of higher yield and demand. By virtue of their larger capital bases, they have substantially greater lending limits than us and perform certain functions, including trust services, which are not presently offered by us. We also compete for loans and deposits, as well as other banking services, with savings and loan associations, brokerage houses, insurance companies, mortgage companies, credit unions, credit card companies and other financial and non-financial institutions and entities. The recent consolidation of certain competing financial institutions and the conversion of certain investment banks to bank holding companies has increased the level of competition among financial services companies and may adversely affect our ability to market our products and services.

We are subject to extensive government regulation that could limit or restrict our activities, which, in turn, may hamper our ability to increase our assets and earnings.

Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules, regulations and supervisory guidance and policies applicable to us are subject to regular modification and change. Perennially, various laws, rules and regulations are proposed, which, if adopted, could impact our operations by making compliance much more difficult or expensive, restricting our ability to originate or sell loans or further restricting the amount of interest or other charges or fees earned on loans or other products. It is impossible to predict the competitive impact that any such changes would have on commercial banking in general or on our business in particular. Such changes may, among other things, increase the cost of doing business, limit permissible activities, or affect the competitive balance between banks and other financial institutions.

The short term and long term impact of the new Basel II capital standards and the forthcoming new capital rules to be proposed for non-Basel II U.S. banks is uncertain.

As a result of the recent deterioration in the global credit markets and the potential impact of increased liquidity risk and interest rate risk, it is unclear what the short term impact of the implementation of Basel II may be or what impact a pending alternative standardized approach to Basel II option for non-Basel II U.S. banks may have on the cost and availability of different types of credit and the potential compliance costs of implementing the new capital standards.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the communities that we serve. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of key executives, and certain other employees.

Managing reputational risk is important to attracting and maintaining customers, investors and employees.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our customers. We have policies and procedures in place that seek to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation.

Natural disasters and geopolitical events beyond our control could adversely affect us.

Natural disasters such as earthquakes, wildfires, extreme weather conditions, hurricanes, floods, and other acts of nature and geopolitical events involving terrorism or military conflict could adversely affect our business operations and those of our customers and cause substantial damage and loss to real and personal property. These natural disasters and geopolitical events could impair our borrowers’ ability to service their loans, decrease the level and duration of deposits by customers, erode the value of loan collateral, and result in an increase in the amount of our non-performing loans and a higher level of non-performing assets (including real estate owned), net charge-offs, and provision for loan losses, which could adversely affect our earnings.

Adverse conditions in Asia could adversely affect our business.

A substantial number of our customers have economic and cultural ties to Asia and, as a result, we are likely to feel the effects of adverse economic and political conditions in Asia. In addition, in 2007, we opened a branch in Hong Kong. U.S. and global economic policies, military tensions, and unfavorable global economic conditions may adversely impact the Asian economies. Pandemics and other public health crises or concerns over the possibility of such crises could create economic and financial disruptions in the region. If economic conditions in Asia deteriorate, we could, among other things, be exposed to economic and transfer risk, and could experience an outflow of deposits by those of our customers with connections to Asia. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may adversely impact the recoverability of investments with or loans made to such entities. Adverse economic conditions in Asia, and in China or Taiwan in particular, may also negatively impact asset values and the profitability and liquidity of our customers who operate in this region.

Because of our participation in the TARP Capital Purchase Program, we are subject to several restrictions including restrictions on compensation paid to our executives.

Pursuant to the terms of the Purchase Agreement between us and the U.S. Treasury (the “Purchase Agreement”) under which we sold $258 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B, with a liquidation preference of $1,000 per share (the “Series B Preferred Stock”), we adopted certain standards for executive compensation and corporate governance. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated executive officers. The standards include (1) ensuring that incentive compensation for senior executive officers does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive officer based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods.

The adoption of the ARRA on February 17, 2009, and interim final regulations there under effective June 15, 2009, have imposed certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including the company, until the institution has repaid the U.S. Treasury, which is now permitted under the ARRA without penalty and without the need to raise new capital, subject to the U.S. Treasury’s consultation with the recipient’s appropriate regulatory agency. The executive compensation standards are in many respects more stringent than those that continue in effect under the TARP Capital Purchase Program and those previously proposed by the U.S. Treasury. The new standards include (but are not limited to) (i) prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock or restricted stock unit grants for up to one-third of an employee’s total annual compensation, which grants cannot vest for a period of at least two years and can be liquidated during the TARP period only in proportion to the repayment of the TARP investment at 25% increments, (ii) prohibitions on golden parachute payments for departure from a company or change in control of the company, (iii) an expanded clawback of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria, (iv) prohibitions on compensation plans that encourage manipulation of reported earnings, (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the U.S. Treasury to be inconsistent with the purposes of TARP or otherwise contrary to public interest, (vi) required establishment of a company-wide policy regarding “excessive or luxury expenditures,” and (vii) inclusion in a participant’s proxy statements for annual shareholder meetings of a nonbinding “Say on Pay” shareholder vote on the compensation of executives.

Our need to continue to adapt to our information technology systems to allow us to provide new and expanded services could present operational issues and require significant capital spending.

As we continue to offer Internet banking and other on-line services to our customers, and continue to expand our existing conventional banking services, we will need to adapt our information technology systems to handle these changes in a way that meets constantly changing industry and regulatory standards. This can be very expensive and may require significant capital expenditures. In addition, our success will depend, among other things, on our ability to provide secure and reliable services, anticipate changes in technology, and efficiently develop and introduce services that are accepted by our customers and cost effective for us to provide. Systems failures, delays, breaches of confidentiality and other problems could harm our reputation and business.

Certain provisions of our charter, bylaws, and rights agreement could make the acquisition of our company more difficult.

Certain provisions of our restated certificate of incorporation, as amended, our restated bylaws, as amended, and the rights agreement between us and American Stock Transfer and Trust Company, as rights agent, could make the acquisition of our company more difficult. These provisions include authorized but unissued shares of preferred and common stock that may be issued without stockholder approval; three classes of directors serving staggered terms; preferred share purchase rights that generally become exercisable if a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock; special requirements for stockholder proposals and nominations for director; and super-majority voting requirements in certain situations including certain types of business combinations.

Our financial results could be adversely affected by changes in accounting standards or tax laws and regulations.

From time to time, the Financial Accounting Standards Board and the SEC will change the financial accounting and reporting standards that govern the preparation of our financial statements. In addition, from time to time, federal and state taxing authorities will change the tax laws, regulations, and their interpretations. These changes and their effects can be difficult to predict and can materially and adversely impact how we record and report our financial condition and results of operations.

Risks Relating to the Offering

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	acquisitions of other banks or financial institutions, through FDIC-assisted transactions or otherwise;

•	actions by institutional shareholders;

•	fluctuations in the stock price and operating results of our competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry;

•	fluctuations in the stock price and operating results of our competitors;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us; and

•	domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. The trading price of the shares of our common stock and the value of our other securities will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors identified below in “Forward-Looking Statements”. Current levels of market volatility are unprecedented. The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption have reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

Statutory restrictions on dividends and other distributions from the Bank may adversely impact us by limiting the amount of distributions Cathay General Bancorp may receive. State laws may restrict our ability to pay dividends.

A substantial portion of Cathay General Bancorp’s cash flow comes from dividends that the Bank pays to us. Various statutory provisions restrict the amount of dividends that the Bank can pay without regulatory approval. It is possible, depending on the financial condition of the Bank and other supervisory factors, that the DFI, FDIC or Federal Reserve Board could restrict or prohibit the Bank from paying dividends to Cathay General Bancorp. In our three year capital and strategic plan submitted to our regulators we indicated the Bank was not expected to pay dividends to us through 2011. We intend to consult with our regulators before paying any dividends, and, in any event, we would not expect to pay dividends of more than $.01 per share before the fourth quarter of 2010. There can be no assurance that our regulators will not object to the payment of such dividends. See “—We may be subject to supervisory action by bank supervisory authorities that could have a material negative effect on our business, financial condition and the value of our common stock.” In addition, if the Bank were to liquidate, the Bank’s creditors would be entitled to receive distributions from the assets of the Bank to satisfy their claims against the Bank before Cathay General Bancorp, as a holder of the equity interest in the Bank, would be entitled to receive any of the assets of the Bank. The ability of the Bank to pay dividends to us is limited by various regulations and statutes, including California law, and the ability of us to pay dividends on our outstanding stock is limited by various regulations and statutes, including Delaware law.

The terms of our outstanding preferred stock limit our ability to pay dividends on and repurchase our common stock and there can be no assurance of any future dividends on our common stock generally.

In connection with the Purchase Agreement between us and the U.S. Treasury, we issued a warrant to purchase up to 1,846,374 shares of our common stock (the “Warrant”) which provides that prior to the earlier of (i) December 5, 2011, and (ii) the date on which all of the shares of the Series B Preferred Stock have been redeemed by us or transferred by the U.S. Treasury to third parties, we may not, without the consent of the U.S. Treasury, (a) increase the cash dividend on our common stock above $.105 per share, the amount of the last quarterly cash dividend per share declared prior to October 14, 2008, or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock other than the Series B Preferred Stock. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series B Preferred Stock. We intend to consult with our regulators before paying any dividends, and, in any event, we would not expect to pay dividends of more than $.01 per share before the fourth quarter of 2010. There can be no assurance that our regulators will not object to the payment of such dividends. These restrictions, together with the potentially dilutive impact of the Warrant, described below, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate our common stock dividend in the future. Commencing with the second quarter of 2009, our board reduced our common stock dividend to $.08 per share. In the third quarter of 2009, our board further reduced our dividend to $.01 per share.

Our outstanding preferred stock impacts net income available to our common stockholders and earnings per common share, and the Warrant as well as other potential issuances of equity securities may be dilutive to holders of our common stock.

The dividends declared and the accretion on discount on our outstanding preferred stock will reduce the net income available to common stockholders and our earnings per common share. Our outstanding preferred stock will also receive preferential treatment in the event of our liquidation, dissolution, or winding up. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the Warrant is exercised. The 1,846,374 shares of common stock underlying the Warrant represent approximately 3.4% of the shares of our common stock outstanding as of October 9, 2009 (including the shares issuable upon exercise of the Warrant in total shares outstanding). Although the U.S. Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the Warrant, a transferee of any portion of the Warrant or of any shares of common stock acquired upon exercise of the Warrant is not bound by this restriction. In addition, to the extent options to purchase common stock under our stock option plans are exercised, holders of our common stock will incur additional dilution. The market price of our common stock or preferred stock could decline as a result of sales of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or the perception that such sales could occur.

Finally, except as provided in the Underwriting Agreement for this offering, we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. If we sell additional equity or convertible debt securities, these sales could result in increased dilution to our stockholders.

The issuance of additional shares of preferred stock could adversely affect holders of common stock, which may negatively impact your investment.

Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the stockholders. The board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected. As noted above, a decline in the market price of the common stock may negatively impact the market price for the Common Stock.

Our outstanding debt securities restrict our ability to pay dividends on our capital stock.

In June 2003, Cathay Capital Trust I issued $20,619,000 of Floating Rate Trust Preferred Securities. In September 2003, Cathay Statutory Trust I issued $20,619,000 of Floating Rate Trust Preferred Securities. In December 2003, Cathay Capital Trust II issued $12,887,000 of Floating Rate Trust Preferred Securities. In March 2007, Cathay Capital Trust III issued $46,392,000 of Floating Rate Trust Preferred Securities. In May 2007, Cathay Capital Trust IV issued $20,619,000 of Floating Rate Trust Preferred Securities. These securities are collectively referred to herein as the “Trust Preferred Securities.” Payments to investors in respect of the Trust Preferred Securities are funded by distributions on certain series of securities issued by us, with similar terms to the relevant series of Trust Preferred Securities, which we refer to as the “Junior Subordinated Securities.” In addition, in September 2006, the Bank issued $50,000,000 in subordinated debt in a private placement, which we refer to as the “Bank Subordinated Securities.” If we are unable to pay interest in respect of the Junior Subordinated Securities (which will be used to make distributions on the Trust Preferred Securities), or if any other event of default occurs, then we will generally be prohibited from declaring or paying any dividends or other distributions, or redeeming, purchasing or acquiring, any of our capital securities, including the Common Stock, during the next succeeding interest payment period applicable to any of the Junior Subordinated Securities.

If the Bank is unable to pay interest in respect of the Bank Subordinated Securities, or if any other event of default has occurred and is continuing on the Bank Subordinated Securities, then the Bank will be prohibited from declaring or paying dividends or other distributions, or redeeming, purchasing or acquiring, any of its capital stock, during the next succeeding interest payment applicable to the Bank Subordinated Securities. As a result, the Bank will be prohibited from making dividend payments to us, which, in turn could affect our ability to pay dividends on our capital securities, including the Common Stock.

Moreover, any other financing agreements that we enter into in the future may limit our ability to pay cash dividends on our capital stock, including the Common Stock. In the event that any other financing agreements in the future restrict our ability to pay dividends in cash on the Common Stock, we may be unable to pay dividends in cash on the Common Stock unless we can refinance amounts outstanding under those agreements.

If economic conditions continue to deteriorate, we may need even more capital.

If completed, our offering of common stock will strengthen our common equity capital base. Despite this increase in our capital base, if economic conditions continue to deteriorate, particularly in the California commercial real estate and residential building markets where our business is concentrated, we may need to raise even more capital to support any additional provisions for loan losses and loan charge-offs. In addition, we may need to raise more capital to participate in FDIC-assisted transactions or to meet other regulatory requirements. We cannot assure you that we would succeed in raising any such additional capital, and any capital we obtain may dilute the interests of holders of our common stock, or otherwise have an adverse effect on their investment.

USE OF PROCEEDS

The net proceeds to us after estimated expenses from the sale of the common stock offered hereby will be approximately $66.0 million (or $76.0 million in the event of the exercise of the over-allotment option in full). We expect to use the net proceeds of this offering for general corporate purposes and, subject to regulatory requirements, may use some or all of the net proceeds of this offering for acquisitions (including potential acquisitions of assets and liabilities of financial institutions in FDIC-sponsored or assisted transactions to the extent possible). We can offer no assurances that any potential acquisitions we are evaluating or may evaluate will occur.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the NASDAQ Global Select Market under the symbol “CATY.” As of October 9, 2009, there were 53,072,150 shares of our common stock outstanding. As of October 9, 2009, there were approximately 1,771 stockholders of record. The following table provides the high and low closing sales prices per share during the periods indicated as reported on the NASDAQ Global Select Market and dividends paid per share of our common stock during such periods.

	Low sale price	High sale price	Common stock dividends
2009:
Fourth Quarter (through October 13, 2009)	$7.81	$9.54	—
Third Quarter ended September 30, 2009	$8.09	$11.46	$0.01
Second Quarter ended June 30, 2009	$9.15	$16.00	$0.08
First Quarter ended March 31, 2009	$7.50	$23.32	$0.105

2008:
Fourth Quarter ended December 31, 2008	$15.98	$24.98	$0.105
Third Quarter ended September 30, 2008	$10.49	$29.25	$0.105
Second Quarter ended June 30, 2008	$10.69	$21.94	$0.105
First Quarter ended March 31, 2008	$20.23	$27.61	$0.105

2007:
Fourth Quarter ended December 31, 2007	$26.26	$33.60	$0.105
Third Quarter ended September 30, 2007	$29.87	$35.58	$0.105
Second Quarter ended June 30, 2007	$32.79	$34.42	$0.105
First Quarter ended March 31, 2007	$32.40	$36.02	$0.09

The last reported sales price per share of our common stock on October 13, 2009 as reported by the NASDAQ Global Select Market was $9.54.

DIVIDEND POLICY

Holders of common stock are entitled to dividends as and when declared by our board of directors out of funds legally available for the payment of dividends. Although we have historically paid cash dividends on our common stock, we are not required to do so. Commencing with the second quarter of 2009, our board of directors reduced our common stock dividend to $.08 per share. In the third quarter of 2009, our board of directors further reduced our dividend to $.01 per share. The amount of future dividends will depend on earnings, financial condition, capital requirements and other factors, and will be determined by our board of directors. We intend to consult with our regulators before paying any dividends, and, in any event, we would not expect to pay dividends of more than $.01 per share before the fourth quarter of 2010. There can be no assurance that our regulators will not object to the payment of such dividends. See “—We may be subject to supervisory action by bank supervisory authorities that could have a material negative effect on our business, financial condition and the value of our common stock.” Substantially all of the revenues of the Company available for payment of dividends derive from amounts paid to it by the Bank. The terms of the Bank Subordinated Securities limit the ability of the Bank to pay dividends to us if the Bank is not current in paying interest on the Bank Subordinated Securities or another event of default has occurred. In our three year capital and strategic plan submitted to our regulators, we indicated the Bank was not expected to pay dividends to us through 2011.

The terms of our Series B Preferred Stock and Junior Subordinated Securities also limit our ability to pay dividends on our common stock. If we are not current in our payment of dividends on our Series B Preferred Stock or in our payment of interest on our Junior Subordinated Securities, we may not pay dividends on our common stock.

REGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company under the Bank Holding Company Act of 1956, as amended, Cathay General Bancorp is subject to regulation, supervision and examination by the Federal Reserve Board. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to Cathay General Bancorp please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and any subsequent reports Cathay General Bancorp files with the SEC, which are incorporated by reference into the accompanying prospectus.

Dividends from the Bank are our primary source of funds for payment of principal and interest on our debt and dividends to our stockholders. In the year ended December 31, 2008, Cathay General Bancorp declared cash dividends to the holders of our common stock of $20.8 million. There are, however, statutory limits on the amount of dividends that the Bank can pay to Cathay General Bancorp without regulatory approval.

The Bank may not, without the prior approval of the DFI, pay a dividend in an amount which exceeds the lesser of (a) the retained earnings of the Bank; or (b) the net income of the Bank for its last three fiscal years, less the amount of any distributions made by the Bank or by any majority-owned subsidiary of the Bank during such period. At September 30, 2009, the Bank had $125.6 million available for payment of dividends to Cathay General Bancorp.

If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of the bank, the applicable regulatory authority might deem the bank to be engaged in an unsafe or unsound practice if the bank were to pay dividends. The Federal Reserve Board has issued policy statements that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings.

As a result of the losses we have incurred to date, we expect to become subject to some form of supervisory action that could result in us agreeing to implement plans that are intended to, among other things, increase our capital and maintain specific minimum capital ratios, reduce the amount of our non-performing loans, operate in a profitable manner, improve our credit risk management and related policies and procedures, or improve our staffing levels in certain areas. Please see “Risk Factors—Risks Related to Our Business.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if an income tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock.

The Company believes it is not, and does not anticipate becoming, a U.S. real property holding corporation. Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses realized in such year.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holders sells or otherwise disposes its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establish an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

We intend to offer the shares through Merrill Lynch, Pierce, Fenner & Smith Incorporated. Subject to the terms and conditions set forth in a purchase agreement between us and the underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us 7,614,571 shares of common stock.

Subject to the terms and conditions set forth in the purchase agreement, the underwriter has agreed to purchase all of the shares sold under the purchase agreement if it purchases any of them. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s over-allotment option described below.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriter has advised us that it proposes initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.31 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriter of its over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$9.25	$70,434,782	$80,999,993
Underwriting discount	$.5226	$3,979,375	$4,576,281
Proceeds, before expenses, to us	$8.7274	$66,455,407	$76,423,712

The expenses of the offering, not including the underwriting discount, are estimated at approximately $445,000 and are payable by us.

Over-allotment Option

We have granted an option to the underwriter to purchase up to $10.5 million in additional shares at the public offering price, less the underwriting discount. The underwriter may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Select Market Listing

The shares are listed on the Nasdaq Global Select Market under the symbol “CATY.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit the underwriter from bidding for and purchasing our common stock. However, the underwriter may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriter may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares in the offering. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriter in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriter may engage in passive market making transactions in the common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriter and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, the underwriter or certain of the securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriter to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or the underwriter to produce a prospectus for such offer. Neither we nor the underwriter have authorized, nor does it authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriter which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the underwriter has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

VALIDITY OF COMMON STOCK

The validity of the Common Stock and certain other legal matters relating to the offering will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York and Perry P. Oei, Esquire, our General Counsel. Certain legal matters will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cathay General Bancorp and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

$100,000,000

COMMON STOCK

PREFERRED STOCK

We, Cathay General Bancorp, may offer issue and sell from time to time, together or separately, our common stock and our preferred stock, in amounts, at prices, and on other terms to be determined at the time of the offering. We may also issue common stock upon conversion or exchange of any of the securities listed. This prospectus describes the general terms of these securities and the general manner in which we will offer these securities. We will describe the specific terms and manner of offering of these securities in a supplement to this prospectus. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “CATY”. Each prospectus supplement will indicate if the preferred stock offered thereby will be listed on any securities exchange.

Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 4 of this prospectus, in any prospectus supplement relating to an offering of those shares, and in the documents we file with the Securities and Exchange Commission before investing in our securities.

These securities are our unsecured obligations and are not savings accounts, deposits, or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation or the Board of Governors of the Federal Reserve, nor any regulatory agency has approved or disapproved of these securities or passed upon the adequacy, completeness, or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 3, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell, in one or more offerings:

•	common stock; and

•	preferred stock.

We may also issue common stock upon conversion or exchange of any of the securities listed above.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information we incorporate by reference or present in this prospectus or the relevant prospectus supplement. We have not authorized anyone else, including any underwriter or agent, to provide you with different or additional information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement which includes the specific terms of that offering. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

In this prospectus, “Cathay,” “we,” “our,” “ours,” and “us” refer to Cathay General Bancorp, which is a Delaware corporation headquartered in Los Angeles, California, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “Cathay Bank” or the “Bank” means Cathay Bank, a California state-chartered bank, which is our bank subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.cathaygeneralbancorp.com. Except for those SEC filings incorporated by reference in this prospectus, none of the other information on our website is part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 2, 2009, as amended on March 3, 2009, including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 8, 2009;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2009 filed on May 8, 2009, and for the fiscal quarter ended June 30, 2009 filed on August 7, 2009;

•	The description of our common stock contained in the registration statement on Form 8-A filed on September 16, 1999, including any amendment or report filed to update such description; and

•

The description of our preferred share purchase rights contained in the registration statement on Form 8-A filed on December 20, 2000, including any amendment or report filed to update such description.

These documents contain important information about us and our financial condition. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

Our filings are available on our website, www.cathaygeneralbancorp.com. Information contained in or linked to our website is not a part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Cathay General Bancorp

777 North Broadway

Los Angeles, California 90012

(213) 625-4700

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (or the Securities Act) and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these provisions. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including statements about anticipated future operating and financial performance, financial position and liquidity, growth opportunities and growth rates, growth plans, acquisition and divestiture opportunities, business prospects, strategic alternatives, business strategies, financial expectations, regulatory and competitive outlook, investment and expenditure plans, financing needs and availability and other similar forecasts and statements of expectation and statements of assumptions underlying any of the foregoing. Words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” “predicts,” “potential,” “continue,” and variations of these words and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Such risks and uncertainties and other factors include, but are not limited to adverse developments or conditions related to or arising from:

•	significant volatility and deterioration in the credit and financial markets; and adverse changes in general economic conditions;

•	the effects of the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act, and the Troubled Asset Relief Program (TARP) and any changes or amendments thereto;

•	deterioration in asset or credit quality;

•	the availability of capital;

•	the impact of any goodwill impairment that may be determined;

•	acquisitions of other banks, if any;

•	fluctuations in interest rates;

•	the soundness of other financial institutions;

•	expansion into new market areas;

•	earthquakes, wildfires, or other natural disasters;

•	competitive pressures;

•	changes in laws, regulations, and accounting rules, or their interpretations; any legislative, judicial or regulatory actions and developments against us; and

•

general economic or business conditions in California and other regions where the Bank has operations, including, but not limited to, adverse changes in economic conditions resulting from a prolonged economic downturn.

Forward-looking statements by us are based on estimates, projections, beliefs and assumptions of management and are not guarantees of future performance. Such forward-looking statements may be contained in this prospectus (and the documents incorporated by reference herein) under “Risk Factors,” or may be contained in our Annual Report on Form 10-K or in our Quarterly Reports on Form 10-Q under headings such as “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business,” or in our Current Reports on Form 8-K, among other places. Any investor in Cathay should consider all risks and uncertainties disclosed in our filings with the SEC described above under the heading “Where You Can Find More Information,” all of which are accessible on the SEC’s website at www.sec.gov.

These and other factors are further described in our Annual Report on Form 10-K for the year ended December 31, 2008, (at Item 1A in particular) its reports and registration statements filed with the SEC and other filings it makes in the future with the SEC from time to time. Actual results in any future period may also vary from the past results discussed in this report. Given these risks and uncertainties, we caution readers not to place undue reliance on any forward-looking statements, which speak to the date of this report. We have no intention and undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision of any forward-looking statement to reflect future developments or events, except as required by law.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should read carefully and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

CATHAY GENERAL BANCORP

Cathay General Bancorp is a corporation that was organized in 1990 under the laws of the State of Delaware. We are the holding company of Cathay Bank, a California state-chartered commercial bank.

The Bank’s head office is located in the Chinatown area of Los Angeles, at 777 North Broadway, Los Angeles, California 90012. In addition, as of August 27, 2009, the Bank had branch offices in Southern California (20 branches), Northern California (11 branches), New York (eight branches), Massachusetts (one branch), Texas (two branches), Washington (three branches), Illinois (three branch locations and one drive-through), New Jersey (one branch), Hong Kong (one branch) and a representative office in Shanghai and in Taipei. Current activities of the Shanghai and Taipei representative offices are limited to coordinating the transportation of documents to the Bank’s head office and performing liaison services.

As a commercial bank, Cathay Bank accepts checking, savings, and time deposits, and makes commercial, real estate, personal, home improvement, automobile, and other installment and term loans. From time to time, the Bank invests available funds in other interest-earning assets, such as U.S. Treasury securities, U.S. government agency securities, state and municipal securities, mortgage-backed securities, asset-backed securities, corporate bonds, and other security investments. The Bank also provides letters of credit, wire transfers, forward currency spot and forward contracts, traveler’s checks, safe deposit, night deposit, Social Security payment deposit, collection, bank-by-mail, drive-up and walk-up windows, automatic teller machines, Internet banking services, and other customary bank services.

The Bank primarily services individuals, professionals, and small to medium-sized businesses in the local markets in which its branches are located and provides commercial mortgage loans, commercial loans, Small Business Administration loans, residential mortgage loans, real estate construction loans, equity lines of credit; and installment loans to individuals for automobile, household, and other consumer expenditures.

Through Cathay Wealth Management, Cathay Bank provides its customers the ability to trade stocks online and to purchase mutual funds, annuities, equities, bonds, and short-term money market instruments, through PrimeVest Financial Services. These products are not insured by the Federal Deposit Insurance Corporation, or FDIC.

Cathay General Bancorp is regulated as a bank holding company by the Board of Governors of the Federal Reserve System, or Federal Reserve Board. Cathay Bank is regulated as a California commercial bank by the California Department of Financial Institutions, or DFI, and the FDIC.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the securities registered hereby will be added to our general funds and will be available for general corporate purposes, including, among other things, the repayment of existing indebtedness, investments in, or extensions of credit to, our existing or future subsidiaries, and the financing of possible acquisitions.

Pending such use, we may temporarily invest the net proceeds in short-term securities or reduce our short-term indebtedness, or we may hold the net proceeds in deposit accounts in our subsidiary bank.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table shows our ratio of earnings to fixed charges and preferred dividends on a consolidated basis.

For purposes of determining the ratio of earnings to fixed charges and preferred dividends, earnings are defined as the sum of pre-tax income (loss) from continuing operations, fixed charges and amortization of capitalized interest; less interest capitalized, preference security dividend requirements of consolidated subsidiaries and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges means the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

CATHAY GENERAL BANCORP AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the six months ended June 30,		For the Years Ended December 31,
(Dollars in thousands)	2009	2008	2008	2007	2006	2005	2004
Income/(Loss) before income tax expense	$(35,313)	$69,293	$70,075	$196,660	$184,829	$166,481	$140,422
Plus fixed charges	132,145	152,941	299,477	309,114	214,664	112,432	62,142

Earnings	96,832	222,234	369,552	505,774	399,493	278,913	202,564
Fixed charges	132,145	152,941	299,477	309,114	214,664	112,432	62,142
Preferred Dividends	8,464	301	1,750	610	610	611	593

Fixed Charges and Preferred Dividends	$140,609	$153,242	$301,227	$309,724	$215,274	$113,043	$62,735
Ratio of earnings to fixed charges	0.73	1.45	1.23	1.64	1.86	2.48	3.26
Ratio of earnings to fixed charges and preferred dividends	0.69	1.45	1.23	1.63	1.86	2.47	3.23

DESCRIPTION OF COMMON STOCK

The following is a brief description of the terms of our common stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our restated certificate of incorporation, as amended, and our restated bylaws, as amended, copies of which have been filed with the SEC and are also available upon request from us, as well as the description of our common stock which is incorporated by reference herein through our previous filings with the SEC, including the description of our common stock contained in our registration statement on Form 8-A filed on September 16, 1999, and any amendment or report filed to update such description.

General

Our restated certificate of incorporation, as amended, provides the authority to issue 100,000,000 shares of common stock, par value $.01 per share. At August 21, 2009, there were 49,581,295 shares of common stock outstanding. Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock.

Voting Rights

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize.

Except in very limited circumstances, holders of our common stock may not cumulate their votes in the election of directors, which means that a majority of the outstanding shares of common stock are generally able to elect all of the directors standing for election each year, subject to the rights of any preferred stock that is then issued and outstanding.

Dividends

Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors, out of any funds legally available for dividends subject to certain restrictions on payment of dividends imposed by the Delaware General Corporation Law and state and federal banking laws. We pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods. Our Series B Fixed Rate Cumulative Perpetual Preferred Stock and Series A Junior Participating Preferred Stock and any other series of preferred stock upon issuance, will have preference over our common stock with respect to the payment of dividends.

Dividends on the common stock are further limited to the extent we are not current in making payments on our outstanding subordinated debt securities. We established three special purpose trusts in 2003 and two in 2007 for the purpose of issuing Guaranteed Preferred Beneficial Interests in their Subordinated Debentures to outside investors (“Capital Securities”). The proceeds from the issuance of the Capital Securities as well as our purchase of the common stock of the special purpose trusts were invested in Junior Subordinated Notes of the Company (“Junior Subordinated Notes”). We have the right to defer payments of interest on the Junior Subordinated Notes at any time or from time to time for a period of up to twenty consecutive quarterly periods with respect to each deferral period. Under the terms of the Junior Subordinated Notes, we may not, with certain exceptions, declare or pay any dividends or distributions on our common stock (or preferred stock) if we have deferred payment of interest on any Junior Subordinated Notes or if we are in default under the terms of the Junior Subordinated Notes. At December 31, 2008, the Junior Subordinated Notes totaled $121.1 million.

As a holding company, our ability to pay distributions is affected by the ability of our subsidiaries to pay dividends. The ability of our bank subsidiary, and our ability, to pay dividends in the future is, and could in the future be further, limited by bank regulatory requirements and capital guidelines.

Liquidation Rights

The holders of our common stock will become entitled to participate ratably in the distribution of any of our assets remaining after we have paid all of our debts and liabilities and after we have paid to the holders of any class of stock having preference over the common stock in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which they are entitled. Our Series B Fixed Rate Cumulative Perpetual Preferred Stock and Series A Junior Participating Preferred Stock and any other series of preferred stock upon issuance, will have preference over our common stock with respect to the distribution of assets in the event of our liquidation or dissolution.

Certain Provisions of California and Federal Law

The following discussion is a summary of certain provisions of California and federal law and regulations, relating to stock ownership and transfers and business combinations, all of which may be deemed to have “antitakeover” effects. The description of these provisions is necessarily general and reference should be made to the actual laws and regulations and to the Certificate of Incorporation and bylaws of the Company.

Federal law prohibits a person or group of persons “acting in concert” from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and, within that time period, the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank or bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any “company” would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of any class of voting stock, or such lesser number of shares as may constitute control.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the DFI has approved such acquisition of control. A person would be deemed to have acquired control of the Company, and thereby indirectly control of the Bank, if such person, directly or indirectly, has the power (i) to vote 25% or more of the voting power of the Company or (ii) to direct or cause the direction of the management and policies of the Company. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of the common stock would be presumed to control the Company.

Miscellaneous

Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights. Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Holders of our common stock are not, and will not be, subject to any liability as shareholders.

NASDAQ Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CATY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF PREFERRED STOCK

The following briefly summarizes some of the provisions in our restated certificate of incorporation, restated bylaws and Delaware law regarding our preferred stock that we may offer from time to time. The specific terms of a series of preferred stock that we may offer will be described in a prospectus supplement relating to that series of preferred stock. The following description, and any description of our preferred stock in a prospectus supplement, may not be complete and is qualified in all respects by reference to the provisions of our restated certificate of incorporation, our restated bylaws, Delaware law and the certificate of designations relating to the particular series of our preferred stock as well as the description of our preferred stock which is incorporated by reference herein through our previous filings with the SEC, including the description of our preferred share purchase rights contained in the registration statement on Form 8-A filed on December 20, 2000, and any amendment or report filed to update such description. We will file such certificate of designations with the SEC at or prior to the time of sale of that series of preferred stock. You are encouraged to read the more detailed provisions of these documents and laws for provisions that may be important to you. You can obtain copies of our restated certificate of incorporation and restated bylaws by following the directions under the heading “Where You Can Find More Information”.

General

Under our restated certificate of incorporation, as amended, we have authority to issue up to 10,000,000 shares of preferred stock, $.01 par value per share. Of such number of shares of preferred stock, 100,000 shares have been designated as Series A Junior Participating Preferred Stock (“Series A Junior Preferred Stock”), and 258,000 shares have been designated as Series B Fixed Rate Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”) or further-described below.

Authorization and Issuance

Our Board of Directors, without stockholder approval, can authorize preferred stock to be issued with voting, conversion and other rights that could adversely affect the voting power and other rights of our common stockholders or other outstanding series of preferred stock. Pursuant to our restated bylaws, our Board of Directors may grant authority to a special committee to authorize and determine the terms of any series of preferred stock issued.

Each series of preferred stock will have the dividend, liquidation, redemption and voting rights described below, unless otherwise described in a prospectus supplement pertaining to a specific series of preferred stock. The applicable prospectus supplement will describe the following terms of the series of preferred stock in respect of which this prospectus is being delivered:

•	the designation of that series, the number of shares offered and the stated value thereof if different from the par value thereof;

•	the amount of the liquidation preference, if any, per share or the method of calculating that amount;

•	the subscription or purchase price and form of consideration for which the shares of such series shall be issued;

•	the dividend rate, if any, or the method of calculating that rate, the dates on which dividends will be paid and the dates from which dividends will begin to cumulate, if applicable;

•	any redemption provisions;

•	any conversion or exchange rights and provisions;

•	any additional voting and other rights, preferences, privileges, qualifications, limitations and restrictions;

•	any securities exchange listing;

•	the relative ranking and preferences of that series as to dividend rights and rights upon our liquidation, dissolution or winding up; and

•	any other terms of that series.

Shares of our preferred stock, when issued against full payment of their purchase price, will be validly issued, fully paid and non-assessable.

Voting Rights

The voting rights of preferred stock of any series will be described in the applicable prospectus supplement.

Under regulations of the Federal Reserve Board, if the holders of any series of preferred stock become entitled to vote for the election of directors because dividends on that series are in arrears, that series may then be deemed a “class of voting securities”, and a holder of 25% of more of that series (or a holder of 5% or more if it otherwise exercises a “controlling influence” over us) may then be subject to regulation as a bank holding company. In addition, in that event:

•

any bank holding company may be required to obtain Federal Reserve Board approval, and any foreign bank, and any company that controls a foreign bank, that has certain types of U.S. banking operations may be required to obtain Federal Reserve Board approval under the International Banking Act of 1978, to acquire 5% or more of that series of preferred stock; and

•

any person other than a bank holding company may be required to obtain Federal Reserve Board approval under the Change in Bank Control Act of 1978 to acquire 10% or more of that series of preferred stock.

Dividends

Holders of each series of preferred stock will be entitled to receive, when, as, and if our board declares, cash dividends payable at the dates and at the rates per share as described in the applicable prospectus supplement. Those rates may be fixed, variable or both. Dividends may be cumulative or noncumulative and may be payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of our stock, as described in the applicable prospectus supplement.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, preferred stockholders of any particular series will be entitled, subject to creditors’ rights and holders of any series of preferred stock ranking senior as to liquidation rights, but before any distribution to common stockholders or holders of any series of preferred stock ranking junior as to liquidation rights, to receive a liquidating distribution in the amount of the liquidation preference, if any, per share as mentioned in the applicable prospectus supplement, plus accrued and unpaid dividends for the current dividend period. This would include any accumulation of unpaid dividends for prior dividend periods, if dividends on that series of preferred stock are cumulative. If the amounts available for distribution upon our liquidation, dissolution or winding up are not sufficient to satisfy the full liquidation rights of all the outstanding preferred stock of that series and all stock ranking equal to that series of preferred stock, then the holders of each series of that stock will share ratably in any distribution of assets in proportion to the full respective preferential amount, which may include accumulated dividends, to which they are entitled. After the full amount of the liquidation preference is paid, the holders of preferred stock will not be entitled to any further participation in any distribution of our assets.

Conversion and Exchange

The terms on which preferred stock of any series may be converted into or exchanged for another class or series of securities will be described in the applicable prospectus supplement.

Redemption

The terms on which any series of preferred stock may be redeemed will be described in the applicable prospectus supplement. All shares of preferred stock which we redeem, purchase or acquire, including shares surrendered for conversion or exchange, shall be retired and restored to the status of authorized but unissued shares of preferred stock undesignated as to series.

Other Rights

The shares of a series of preferred stock may have the preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption, or other rights as may be described in the applicable prospectus supplement, our restated certificate of incorporation, or as otherwise required by law.

Title

We, the transfer agent and the registrar for a series of preferred stock, and any of our or their agents may treat the registered owner of that preferred stock as the absolute owner of that stock, whether or not any payment for that preferred stock shall be overdue and despite any notice to the contrary, for any purposes.

Series A Junior Preferred Stock

General

The 100,000 shares of the Series A Junior Preferred Stock are subject to purchase under outstanding preferred share purchase rights that expire in November 2010. The preferred share purchase rights were distributed to our common shareholders as a dividend on the basis of one right for each share of common stock. The rights are transferable only with the underlying shares of common stock to which they relate. In general, the rights become exercisable if, after December 20, 2000, a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock. The Board of Directors is entitled to redeem the rights at one cent per right at any time before any such person acquires 15% or more of the outstanding common stock.

Ranking

Series A Junior Preferred Stock ranks senior to common stock but junior to all other series of Preferred Stock as to payment of dividends and the distribution of assets upon liquidation, unless the terms of such series provide otherwise.

Voting Rights

Holders of shares of Series A Junior Preferred Stock are entitled to the number of votes set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock on all matters submitted to a vote of the stockholders of the Corporation.

If, at the time of any annual meeting of stockholders for the election of directors, the equivalent of six quarterly dividends (whether or not consecutive) payable on any shares of Series A Junior Preferred Stock are in default, the number of directors constituting our Board of Directors will be increased by two. In addition to voting with holders of common stock for the election of other directors, the holders of record of Series A Junior Preferred Stock, voting separately as a class to the exclusion of holders of common stock, will be entitled to vote for the election of two directors. If and when such default ceases to exist, the holders of Series A Junior Preferred Stock will be divested of the foregoing special voting rights and the number of directors constituting our Board of Directors will be reduced by two.

Dividends

Holders of our Series A Junior Preferred Stock are entitled to receive dividends if, as and when declared by our board of directors, out of any funds legally available for dividends in the amount specified in the Certificate of Designation for the Series A Junior Preferred Stock. We must declare such dividend immediately after a dividend or distribution on our common stock is declared. Dividends on the Series A Junior Preferred Stock are further limited to the extent we are not current in making payments on or we are deferring interest on our outstanding Junior Subordinated Notes.

Whenever dividends on Series A Junior Preferred Stock are in arrears, we will not (i) declare or pay dividends on, or make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior to the Series A Junior Preferred Stock, (ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on parity with the Series A Junior Preferred Stock, except dividends paid ratably on the Series A Junior Preferred Stock, or (iii) purchase or otherwise acquire for consideration Series A Junior Preferred Stock or any shares of stock ranking on parity, except in accordance with a purchase offer made to all holders of Series A Junior Preferred Stock, or to such holders and holders of any such shares ranking on a parity therewith, on terms that our board of directors have determined in good faith will result in fair and equitable treatment of the respective series of classes.

Liquidation Rights

Holders of our Series A Junior Preferred Stock will have preference over holders of stock ranking junior to Series A Junior Preferred Stock (either as to dividends or upon liquidation, dissolution or winding up) with respect to the distribution of assets in the event of our liquidation, dissolution or winding up.

Redemption

Shares of our Series A Junior Preferred Stock are not redeemable.

Fixed Rate Cumulative Perpetual Preferred Stock, Series B

General

On December 5, 2008, the U.S. Treasury purchased 258,000 shares of our Series B Preferred Stock, in the amount of $258.0 million, pursuant to the U.S. Treasury Troubled Asset Relief Program Capital Purchase Program under the Emergency Economic Stabilization Act of 2008. The Series B Preferred Stock pays cumulative compounding dividends at a rate of 5% per year for the first five years, and thereafter at a rate of 9% per year. In conjunction with the purchase of senior preferred shares, the U.S. Treasury received warrants to purchase common stock of 1,846,374 shares at the exercise price of $20.96 with an aggregate market price equal to $38.7 million, 15% of the senior preferred stock amount that the U.S. Treasury invested. The exercise price of $20.96 on warrants was calculated based on the average of closing prices of our common stock on the 20 trading days ending on the last trading day prior to November 17, 2008, the date that we received the preliminary approval of capital purchase from the U.S. Treasury.

Voting Rights

If, at the time of any annual meeting of stockholders for the election of directors, the equivalent of six quarterly dividends (whether are not consecutive) payable on any shares of Series B Preferred Stock are in default, the number of directors constituting our Board of Directors will be increased by two. In addition to voting with holders of common stock for the election of other directors, the holders of record of Series B Preferred Stock, voting separately as a class to the exclusion of holders of common stock, will be entitled to vote for the election of two directors. If and when such default ceases to exist, the holders of Series B Preferred Stock will be divested of the foregoing special voting rights and the number of directors constituting our Board of Directors will be reduced by two.

In addition to any other vote or consent of stockholders required by law or by our certificate of incorporation, the vote or consent of holders of at least 66 2/3% of the shares of Series B Preferred Stock at the time outstanding, voting as a separate class, is necessary for effecting and validating the (i) authorization of senior stock, (ii) amendment of the Certificate of Designation for the Series B Preferred Stock and (iii) subject to exceptions, share exchanges, reclassifications, mergers and consolidations.

Dividends

Holders of our Series B Preferred Stock are entitled to receive dividends if, as and when declared by our board of directors, out of any funds legally available for dividends in the amount specified in the Certificate of Designations for the Series B Preferred Stock. Such dividends will accrue and be cumulative from the original issue date, and will compound on each subsequent dividend payment date. Dividends on the Series B Preferred Stock are further limited to the extent we are not current in making payments on or we are deferring interest on our outstanding Junior Subordinated Notes.

Subject to certain exceptions, whenever dividends on Series B Preferred Stock are in arrears, we will not (i) declare or pay dividends on, or make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior to the Series B Preferred Stock or (ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on parity with the Series B Preferred Stock, subject to certain limitations set forth in our Certificate of Designations for the Series B Preferred Stock.

Dividends on common stock and other junior stock can only be declared and paid subject to the foregoing. Holders of Series B Preferred Stock are not entitled to participate in any such dividends.

Liquidation Rights

Holders of our Series B Preferred Stock will have preference over holders of common stock and any other stock ranking junior to the Series B Preferred Stock with respect to the distribution of assets in the event of our liquidation, dissolution or winding up.

Redemption

The shares of Series B Preferred Stock may be redeemed prior to the first dividend payment date falling on or after the third anniversary of the original issue date, at our option and subject to approval from the Federal Reserve Board, upon notice and on the terms set forth in our Certificate of Designations for the Series B Preferred Stock. Holders of Series B Preferred Stock have no right to exchange or convert such shares into any other securities.

Miscellaneous

Holders of Series B Preferred Stock have no preemptive rights.

ANTI-TAKEOVER PROVISIONS IN CATHAY’S CERTIFICATE OF INCORPORATION AND BYLAWS

The following includes a brief description of certain of the provisions of Cathay’s restated certificate of incorporation and restated bylaws. This description is subject to and qualified in its entirety by reference to our restated certificate of incorporation, as amended, and restated bylaws, as amended, copies of which have been filed with the SEC and are also available upon request from us.

General

Our restated certificate of incorporation and restated bylaws contain certain provisions that deal with matters of corporate governance and certain rights of stockholders which might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual stockholders may deem to be in their best interest, or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of an incumbent board of directors or management more difficult.

Preferred Stock Purchase Rights

On November 16, 2000, our board of directors adopted a Rights Agreement between us and American Stock Transfer and Trust Company, as Rights Agent, and declared a dividend of one preferred share purchase right for each outstanding share of our common stock. Each preferred share purchase right entitles the registered holder to purchase from Cathay one one-thousandth of a share of Cathay Series A Junior Participating Preferred Stock at a price of $200, subject to adjustment. In general, the rights become exercisable if a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of the common stock. Our board of directors is entitled to redeem the rights at one cent per right at any time before any such person acquires 15% or more of the outstanding common stock. The rights will expire on November 16, 2010.

In addition, our restated certificate of incorporation has other provisions that could make more difficult the acquisition of Cathay by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (i) a requirement that any “Business Combination” (as defined in the restated certificate of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares, voting together as a single class, excluding voting stock beneficially owned by an interested stockholder unless certain conditions are met, including without limitation: (a) the Business Combination is approved by a majority of “Continuing Directors” (as defined in the restated certificate of incorporation) or certain minimum price requirements are satisfied, (b) consideration to be received by holders of a particular series of stock is in cash or in the same form as has been previously paid by an “Interested Stockholder” (as defined in the restated certificate of incorporation) in connection with its acquisition of beneficial ownership of shares of such class, (c) there has been no failure to declare and pay at the regular date thereof any full regular dividends payable in accordance with the terms of any outstanding capital stock, other than common stock, except as approved by a majority of the Continuing Directors, (d) there has been no reduction in the amount, or change in the frequency of payment, of any dividends regularly paid on the common stock, (e) the Interested Stockholder has not received the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial assistance or tax credits or tax advantages by the Corporation, and (f) a proxy or information statement describing the Business Combination has been mailed to all stockholders of the Corporation at least 30 days prior to consummation of such Business Combination, (ii) a requirement that any “Stock Repurchase” (as defined in the restated certificate of incorporation) from an Interested Stockholder shall be approved by the affirmative vote of a majority of the votes entitled to be cast by the holders of such stock which is beneficially owned by persons other than such Interested Stockholder, voting together as a single class, unless (a) the Stock Repurchase is made pursuant to a tender offer or exchange offer made available on the same basis to all holders of such class of capital stock, or (b) the Stock

Repurchase is made pursuant to an open market program approved by a majority of the Continuing Directors, and (iii) the ability of the board of directors to issue preferred stock at such time and on such terms and conditions as it deems appropriate.

Directors

Certain provisions of our restated certificate of incorporation and restated bylaws will impede changes in majority control of the board of directors. Our restated certificate of incorporation and/or restated bylaws provide that: our board is divided into three classes so that approximately one-third of the total number of directors is elected each year (this “classified” board of directors is intended to provide for continuity of the board of directors and to make it more difficult and time consuming for a stockholder group to use its voting power to gain control of the board of directors without consent of the incumbent board of directors); any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, is generally filled by a majority vote of the directors then in office for the remainder of the unexpired term; a director, in general, may be removed from office at any time only for cause and only by the affirmative vote of eighty (80%) percent of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class; stockholders may vote their shares cumulatively for directors in the event there is a holder of forty (40%) or more of our outstanding capital stock entitled to vote; prohibition on taking action by shareholder written consent or for shareholders to call for a special meeting; and procedures for the nomination of directors and submission of matters to the vote of our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

•	before that date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and employee stock plans; or

•

on or after the consummation date, the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates of that person, (a) owns 15% or more of the corporation’s voting stock or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is to be determined whether such person is an interested stockholder.

PLAN OF DISTRIBUTION

We may sell these securities offered under this prospectus in public offerings through one or more underwriters or dealers, through other agents, or directly to one or more purchasers or a combination thereof. Underwriters and agents in any distribution contemplated hereby will be named in the applicable prospectus supplement. The terms of any distribution, including, but not limited to, “at the market” equity offerings as defined in Rule 415 of the Securities Act, will also be set forth in the applicable prospectus supplement. Underwriters or agents could make sales in privately negotiated transactions and/or any method permitted by law, including sales deemed to be an “at the market” equity offerings, which includes sales made directly on or through the facilities of the NASDAQ Global Select Market (the existing trading market for our common stock), or any other securities exchange or quotation or trading service on which such securities may be listed, quoted or traded at the time of sale, or sales made to or through a market maker other than on an exchange.

Underwriters, dealers and agents that participate in the distribution of these securities may be underwriters as defined in the Securities Act and any discounts or commissions received by them from us and any profit on the resale of these securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which these securities may be listed.

The distribution of these securities may occur from time to time in one or more transactions at a fixed price or prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

This prospectus, together with any applicable prospectus supplement, may also be used by our affiliates in connection with offers and sales of the securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Such affiliates may act as principals or agents in such transactions. None of our affiliates have any obligation to make a market in the securities and each may discontinue any market-making activities at any time, without notice, at its sole discretion.

We may have agreements with the underwriters, dealers and agents, including our affiliates, to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers, or agents may be required to make as a result of those certain civil liabilities.

Any securities issued hereunder (except the common stock) will be new issuances of securities with no established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses. In connection with the distribution of the securities offered under this prospectus, we may enter into swap or other hedging transactions with, or arranged by, underwriters or agents or their affiliates. These underwriters or agents or their affiliates may receive compensation, trading gain, or other benefits from these transactions.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Manatt, Phelps & Phillips, LLP, Los Angeles, California and Perry P. Oei, Esquire, our General Counsel. Mr. Oei holds options to purchase our common stock. Unless otherwise provided in the applicable prospectus supplement, certain legal matters will be passed upon for any underwriters or agents by their own counsel.

EXPERTS

The consolidated financial statements of Cathay General Bancorp and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

7,614,571 Shares

Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

October 13, 2009